Form 40-F/A
period 2021-06-30
STANDARD LITHIUM LTD.
filed 2021-11-08
CIK 1537137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
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

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	SLI	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒Annual information form	☒Audited annual financial statements

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
☐

EXPLANATORY NOTE

Standard Lithium Ltd. (the “Registrant”) is filing this Amendment No. 1 (the “Amendment”) to Form 40-F, which amends the Registrant’s Form 40-F for the year ended June 30, 2021 that was filed with the U.S. Securities and Exchange Commission on October 28, 2021 (the “Original 40-F”). This Amendment does not reflect a change in the results of operations of the Registrant or in any information in the Original 40-F other than to furnish Exhibit 101 to the Original 40-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

This Amendment does not reflect events occurring after the filing of the Original 40-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendment discussed above.

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Annual Information Form for the year ended June 30, 2021
99.2*	Management’s Discussion & Analysis for the year ended June 30, 2021
99.3*	Audited Consolidated Financial Statements for the year ended June 30, 2021
99.4*	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5*	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certificate of Chief Executive Office pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Manning Elliot LLP
99.9*	Consent of Marek Dworzanowski
99.10*	Consent of Worley Canada Services Ltd.
99.11*	Consent of Ron Molnar
99.12*	Consent of William Feyeraband
99.13*	Consent of Roy Eccles
99.14*	Consent of Kaush Rakhit
99.15*	Consent of Steve Ross
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2021	STANDARD LITHIUM LTD.

	By:	/s/ Robert Mintak
Name: Robert Mintak
Title: CEO and Director