Form 40-F
period 2023-06-30
STANDARD LITHIUM LTD.
filed 2023-09-22
CIK 1537137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023	Commission File Number 001-40569

Standard Lithium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	2800	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

Suite 1625, 1075 West Georgia Street
Vancouver, British Columbia, Canada
V6E 3C9

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

The Registrant had 172,752,197 Common Shares issued and outstanding as of June 30, 2023.

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are incorporated herein by reference into this Annual Report:

A. Annual Information Form of the Company for the year ended June 30, 2023 (the “AIF”).

B. Management’s Discussion and Analysis of the Company for the year ended June 30, 2023 (the “MD&A”).

C. Audited Consolidated Financial Statements of the Company for the year ended June 30, 2023 (the “Audited Financial Statements”).

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

In particular, this Annual Report contains or incorporates by reference forward-looking statements, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction demonstration plant (previously pilot plant)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates, currency and interest rate fluctuations; the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine) and other factors or information.

Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking statements are based upon a number of expectations and assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. With respect to forward-looking statements listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia’s invasion of Ukraine) on the Company and its business. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking statements inherently involve risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the AIF and the MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in or incorporated by reference in this Annual Report are expressly qualified by these cautionary statements. All forward-looking statements in this Annual Report or incorporated by reference in this Annual Report speak as of the date of this Annual Report (or as of the date in the document incorporated by reference). The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the AIF and MD&A, attached as Exhibits 99.1 and 99.2, respectively, to this Annual Report, in each case, incorporated by reference herein.

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

CURRENCY

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Annual Report refer to Canadian dollars. References to “US$” in this Annual Report refer to United States dollars. The exchange rate of Canadian dollars into United States dollars on June 30, 2022, based upon the daily average exchange rate as quoted by the Bank of Canada, was US$1.00 = C$1.2886. The exchange rate of Canadian dollars into United States dollars, on June 30, 2023, based upon the daily average exchange rate as quoted by the Bank of Canada, was US$1.00 = C$1.3240.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2023, the Company’s disclosure controls and procedures were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, as further described below.

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

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company’s internal control over financial reporting was ineffective as at June 30, 2023 as a result of material weaknesses identified in the Company’s internal control over financial reporting, which are further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over June 30, 2023 financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. See “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” in our MD&A, which sections are incorporated by reference herein.

Specifically, the Company has identified a material weakness due to a need for additional personnel with accounting expertise to improve the timeliness and accuracy of financial disclosures, as well as to maintain appropriate segregation of duties and system user access controls. These areas for improvement have also pointed to a material weakness in the Company’s formal accounting policies, procedures, and controls related to financial accounting, reporting, and disclosures to achieve complete and accurate financial reporting.

To address these material weaknesses, a series of audit adjustments were made to the consolidated financial statements for the fiscal year ending June 30, 2023. These adjustments were finalized before the issuance of the consolidated financial statements, thus ensuring that no material misstatements were present in either the current or prior period consolidated financial statements. Thus, notwithstanding the identified material weaknesses, management believes the Audited Financial Statements fairly represent in all material respects the Company’s financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS.

Until they are remediated, the material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.  To address these material weaknesses in future periods, management has developed a remediation plan aimed at enhancing internal controls over financial reporting. This plan includes: (i) the recruitment of additional accounting and finance personnel to improve the overall effectiveness of the financial reporting process; (ii) the revision and implementation of controls concerning journal entry review, user access rights, and segregation of duties; and (iii) the formalization and documentation of accounting policies and internal controls. These improvements are targeted for completion in the upcoming fiscal year and will require additional financial resources.

See “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” in our MD&A, which sections are incorporated by reference herein.

C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act, and therefore is not required to file an attestation report of the registered public accounting firm.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, other than the material weaknesses described above, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. See “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” in our MD&A, which sections are incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended June 30, 2023.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit and risk committee. The Board has determined that Claudia D’Orazio is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American’s corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended June 30, 2023. The Code is posted on the Company’s website at www.standardlithium.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (PCAOB ID No. 271) has been the Company’s independent registered public accounting firm since October 18, 2022. Manning Elliott LLP (PCAOB ID No. 01524) was the Company’s independent registered public accounting firm from 2017 to October 2022. See the section “External Auditor Service Fees” in our AIF, which section is incorporated by reference herein, for the total amount billed to the Company by its independent registered public accounting firms for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the section “Pre-approval Policies and Procedures” in our AIF, which section is incorporated by reference herein. One hundred percent of the audit-related fees, tax fees and all other fees billed to the Company by its independent registered public accounting firms were approved by the Company’s audit committee.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. As at June 30, 2023, the audit committee was comprised of Claudia D’Orazio, Volker Berl and Jeffrey Barber.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

INCORPORATION BY REFERENCE

This Annual Report is incorporated by reference into the Company’s Registration Statements on Form F-10 (File No. 333-273462) and Form S-8 (File No. 333-262400).

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

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the year ended June 30, 2023
99.2	Management’s Discussion & Analysis for the year ended June 30, 2023
99.3	Audited Consolidated Financial Statements for the year ended June 30, 2023
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Office pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Manning Elliott LLP
99.9	Consent of PricewaterhouseCoopers LLP
99.10	Consent of Marek Dworzanowski
99.11	Consent of Worley Canada Services Ltd.
99.12	Consent of Ron Molnar
99.13	Consent of Roy Eccles
99.14	Consent of Stephen Ross
99.15	Consent of Alliance Technical Group, LLC
99.16	Consent of William M. Cobb & Associates, Inc.
99.17	Consent of Hunt, Guillot & Associates, Inc.
101	Interactive Data File (formatted as Inline XBRL)
104	CoverPage Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 22, 2023	STANDARD LITHIUM LTD.

	By:	/s/ Robert Mintak
		Name:	Robert Mintak
		Title:	CEO and Director