Form 40-F
period 2024-12-31
STANDARD LITHIUM LTD.
filed 2025-03-24
CIK 1537137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the six month fiscal period ended December 31, 2024	Commission File Number 001-40569

Standard Lithium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	2800	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

Suite 1625, 1075 West Georgia Street
Vancouver, British Columbia, Canada
V6E 3C9

(604) 409‑8154

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572‑3133

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

The Registrant had 188,772,683 Common Shares issued and outstanding as of December 31, 2024.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b‑2 of the Exchange Act.

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

Standard Lithium Ltd. ("Standard Lithium" or the “Company”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are incorporated herein by reference into this Annual Report:

A. Annual Information Form of the Company for the six month fiscal period ended December 31, 2024 (the “AIF”).*

B. Management’s Discussion and Analysis of the Company for the six month fiscal period ended December 31, 2024 (the “MD&A”).*

C. Audited Consolidated Financial Statements of the Company as at and for the six month fiscal period ended December 31, 2024 and year ended June 30, 2024 (the “Audited Financial Statements”).*

* The Company changed its fiscal year end from June 30 to December 31 during the period covered by this Annual Report.

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

In particular, this Annual Report contains or incorporates by reference forward-looking statements, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction demonstration plant (previously pilot plant)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued existence and success of joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates, currency and interest rate fluctuations; the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine and war in the Middle East) and other factors or information.

Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking statements are based upon a number of expectations and assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. With respect to forward-looking statements listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; continued existence and success of joint ventures; impacts of changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, including material changes in the U.S.-Mexico-Canada Agreements and implementation of the “America First Trade Policy”; increases in geo-political tension and tension with respect to lithium; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia’s invasion of Ukraine and war in the Middle East) on the Company and its business. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking statements inherently involve risks and uncertainties, undue reliance should not be placed on such statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and the war in the Middle East); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the AIF and the MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

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

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Annual Report uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian

Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the Securities and Exchange Commission (the “Commission” or the “SEC”) that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Annual Report and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its annual consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all references to “$” or “dollars” in this Annual Report refer to United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2024, based upon the daily average exchange rate as quoted by the Bank of Canada, was $1.00 = C$1.4389.

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

The Company’s management previously reported that the Company’s disclosure controls and procedures were not effective as of June 30, 2023 and 2024 due to the existence of material weaknesses in internal control over financial reporting. As described below the material weaknesses have been remediated as of December 31, 2024. At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective.

B. Management’s report on internal control over financial reporting. Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management, including the CEO and CFO, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the Integrated Framework”). Based on this assessment, management, including the CEO and CFO, have determined that the Company’s internal control over financial reporting was effective as at December 31, 2024.

An evaluation of the Company’s internal controls over financial reporting at December 31, 2024 was conducted based on the Integrated Framework.

As part of this evaluation, management took steps to address the material weaknesses in internal control over financial reporting that were previously reported as of June 30, 2023 and 2024. These material weaknesses related to deficiencies in the financial close process, segregation of duties, and certain access controls. During 2024, the Company implemented a comprehensive remediation plan to address the individual control deficiencies contributing to these material weaknesses. These remediation efforts included the establishment of a fully staffed and qualified accounting team, the establishment of an in-house internal audit function, improved access controls, and the implementation and documentation of a comprehensive internal control framework. Based on their evaluation as of December 31, 2024, management has concluded that these material weaknesses have been remediated as of December 31, 2024. See “Disclosure Controls and Procedures” and “Management’s Report on Internal Controls over Financial Reporting” in the Company's MD&A, which sections are incorporated by reference herein.

C. Attestation report of the independent registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act, and therefore is not required to file an attestation report of the registered public accounting firm.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, other than the remediation of the material weaknesses described above, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. See “Disclosure Controls and Procedures” and “Management’s Report on Internal Controls over Financial Reporting” in the Company's MD&A, which sections are incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal period ended December 31, 2024.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Claudia D’Orazio is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American, LLC’s (“NYSE American”) corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s chief executive officer and chief financial officer abide. There were no waivers granted in respect of the Code during the fiscal period ended December 31, 2024. The Code is posted on the Company’s website at www.standardlithium.com. If there is an amendment to the Code, or if a waiver of the Code is granted to the Company’s chief executive officer or chief financial officer, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (PCAOB ID No. 271) acted as the Company’s independent registered public accounting firm for the fiscal periods ended June 30, 2024, and December 31, 2024. See the section “External Auditor Service Fees” in the Company's AIF, which section is incorporated by reference herein, for the total amount billed to the Company by its independent registered public accounting firm for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the section “Pre-approval Policies and Procedures” in the Company's AIF, which section is incorporated by reference herein. One hundred percent of the audit-related fees, tax fees and all other fees billed to the Company by its independent registered public accounting firms were approved by the Company’s audit committee.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. As at December 31, 2024, the audit committee was comprised of Claudia D’Orazio, Volker Berl, Jeffrey Barber and Paul Collins.

CORPORATE GOVERNANCE PRACTICES

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with certain NYSE American corporate governance standards, so long as it complies with Canadian and TSX Venture Exchange corporate governance requirements. In order to claim such an exemption, however, Section 110 of the NYSE American Company Guide requires that the Company provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. Any significant differences are described on the Company’s website at www.standardlithium.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Form 40-F and is not incorporated into this Form 40-F by reference.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

Exhibit Number	Description
97	Standard Lithium Ltd. Clawback Policy
99.1	Annual Information Form for the six month fiscal period ended December 31, 2024
99.2	Management’s Discussion & Analysis for the six month fiscal period ended December 31, 2024
99.3	Audited Consolidated Financial Statements as at and for the six month fiscal period ended December 31, 2024 and year ended June 30, 2024
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Marek Dworzanowski
99.10	Consent of Mike Rockandel Consulting, LLC
99.11	Consent of RESPEC Company, LLC
99.12	Consent of Alliance Technical Group, LLC
99.13	Consent of Haas and Cobb Petroleum Consultants, LLC
99.14	Consent of Hunt, Guillot & Associates, Inc.
101	Interactive Data File (formatted as Inline XBRL)
104	CoverPage Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2025	STANDARD LITHIUM LTD.

	By:	/s/ Salah Gamoudi
		Name:	Salah Gamoudi
		Title:	Chief Financial Officer