Form 40-F
period 2025-12-31
STANDARD LITHIUM LTD.
filed 2026-03-30
CIK 1537137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2025	Commission File Number 001-40569

Standard Lithium Ltd.

(Exact name of Registrant as specified in its charter)

Canada	2800	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

Suite 1625, 1075 West Georgia Street
Vancouver, British Columbia, Canada
V6E 3C9

(604) 409‑8154

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572‑3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"):

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	SLI	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

The Registrant had 239,705,571 Common Shares issued and outstanding as of December 31, 2025.

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

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Standard Lithium Ltd. ("Standard Lithium" or the "Company") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16(b) and (c) of the Exchange Act pursuant to Rule 3a12-3 thereunder.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 hereto, are incorporated herein by reference into this Annual Report:

A. Annual Information Form of the Company for the year ended December 31, 2025 (the "AIF").*

B. Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the "MD&A").*

C. Audited Consolidated Financial Statements of the Company as of and for the year ended December 31, 2025, the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024 (the "Audited Financial Statements").*

* The Company changed its fiscal year end from June 30 to December 31 on November 18, 2024 during the six month fiscal period ended December 31, 2024 covered by this Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report are forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, Section 21E of the Exchange Act and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Statements concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "would", "project," "predict," "propose," "potential," "target," "intend," "could," "might," "should," "believe," "scheduled," "implement" and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this Annual Report contains or incorporates by reference forward-looking statements, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction at the Company's direct lithium extraction demonstration plant); commercial opportunities for lithium products; delivery of studies; the Company's strategic and ongoing partnerships, including with Equinor TDI Holdings LLC and certain of its subsidiaries; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; ability to secure further leasehold positions and perform further exploration drilling in East Texas; anticipated timing for a preliminary economic assessment of the Franklin project (the "Franklin Project" in the northeast region of Texas ("East Texas"); accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company's business and operations; anticipated timelines for a Final Investment Decision and production at the resource development project in southwest Arkansas; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates, currency and interest rate fluctuations; the Company's funding requirements and ability to raise capital; geopolitical instability; war (such as U.S. military intervention in Iran and Russia’s invasion of Ukraine) and other factors or information.

Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. They are based on a number of expectations and assumptions and are subject to risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such statements.

With respect to the forward-looking statements described above, the Company has made assumptions regarding, among other things: current technological trends; the ability to fund, advance and develop its properties; the ability to operate in a safe and effective manner; uncertainties with respect to receiving and maintaining mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the energy security and storage market and the electric vehicle market; the impact of increasing competition; commodity prices, currency rates, interest rates, and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; the impact of unknown financial contingencies; impacts of changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, including material changes in the U.S.-Mexico-Canada Agreements and implementation of the "America First Trade Policy"; increases in geo-political tension and tension with respect to lithium; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms, anticipated timing and results of operation and development; inflation; and war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine).

Although the Company believes the assumptions and expectations reflected in such forward-looking statements are reasonable, there can be no assurance that they will prove to be correct. Accordingly, undue reliance should not be placed on forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the energy security and storage market and electric vehicle market; governmental regulation of the mining industry, including environmental regulation and permitting; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; inability to secure customer offtake agreements on economically favorable terms; reliance on third parties; potential or ongoing joint ventures; ability to secure further leasehold positions and perform further exploration drilling in East Texas; anticipated timing for a preliminary economic assessment of the Franklin Project in East Texas; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company's operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as U.S. military intervention in Iran and Russia's invasion of Ukraine); changes in tax laws, royalty policies and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as the risks discussed in the section entitled "Risk Factors" in the Company's AIF and MD&A.

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

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Annual Report uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the Securities and Exchange Commission (the "Commission" or the "SEC") that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Annual Report and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its annual consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all references to "$" or "dollars" in this Annual Report refer to United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025, based upon the daily average exchange rate as quoted by the Bank of Canada, was $1.00 = C$1.371.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer ("CEO") and its Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were effective.

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

Management, including the CEO and CFO, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "Integrated Framework"). Based on this assessment, management, including the CEO and CFO, have determined that the Company’s internal control over financial reporting was effective as of December 31, 2025.

C. Attestation report of the independent registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act, and therefore is not required to file an attestation report of the registered public accounting firm.

D. Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. See "Disclosure Controls and Procedures" and "Management’s Report on Internal Controls over Financial Reporting" in the Company's MD&A, which sections are incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal period ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors (the "Board") has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Claudia D’Orazio is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American, LLC’s ("NYSE American") corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit and risk committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit and risk committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the "Code"), by which it and all officers and employees of the Company, including the Company's CEO and CFO abide. There were no waivers granted in respect of the Code during the fiscal period ended December 31, 2025. The Code is posted on the Company's website at www.standardlithium.com. If there is an amendment to the Code, or if a waiver of the Code is granted to the Company's CEO or CFO, the Company intends to disclose any such amendment or waiver by posting such information on the Company's website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company's website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (PCAOB ID No. 271) acted as the Company’s independent registered public accounting firm for the fiscal periods ended June 30, 2024, December 31, 2024 and December 31, 2025. See the section "External Auditor Service Fees" in the Company's AIF, which section is incorporated by reference herein, for the total amount billed to the Company by its independent registered public accounting firm for services performed in the last two fiscal periods by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the section "Pre-approval Policies and Procedures" in the Company's AIF, which section is incorporated by reference herein. One hundred percent of the audit-related fees, tax fees and all other fees billed to the Company by its independent registered public accounting firms were approved by the Company’s audit committee.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. As of December 31, 2025, the audit committee was comprised of Claudia D'Orazio, Volker Berl, Jeffrey Barber and Paul Collins.

CORPORATE GOVERNANCE PRACTICES

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with certain NYSE American corporate governance standards, so long as it complies with Canadian and TSX Venture Exchange corporate governance requirements. In order to claim such an exemption, however, Section 110 of the NYSE American Company Guide requires that the Company provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. Any significant differences are described on the Company's website at www.standardlithium.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Form 40-F and is not incorporated into this Form 40-F by reference.

MINE SAFETY DISCLOSURE

During the period of this Annual Report, there were no mine safety violations or other regulatory matters required to be disclosed by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection or General Instruction B(16) of Form 40-F.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

INCORPORATION BY REFERENCE

This Annual Report is incorporated by reference into the Company’s Registration Statements on Form F-10 (File No. 333-289110) and Form S-8 (File No. 333-262400).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

EXHIBIT INDEX

Exhibit

Number

Description

99.1	Annual Information Form for the year ended December 31, 2025
99.2	Management’s Discussion & Analysis for the year ended December 31, 2025
99.3	Audited Consolidated Financial Statements as of and for the year ended December 31, 2025, the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Patricio Pinto Gallardo
99.10	Consent of Aleksandar Spasojevic
99.11	Consent of Haas and Cobb Petroleum Consultants, LLC
99.12	Consent of Thomas Wynn Rogers
99.13	Consent of Richard Delong
99.14	Consent of Abinash Moharana
99.15	Consent of Marek Dworzanowski
101	Interactive Data File (formatted as Inline XBRL)
104	CoverPage Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2026	STANDARD LITHIUM LTD.

	By:	/s/ Salah Gamoudi
		Name:	Salah Gamoudi
		Title:	Chief Financial Officer